EXHIBIT 99.1

Quantum BioPharma Closes Private Placement Offering

Toronto, September 13, 2024 Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces that, further to its press release dated September 6, 2024 (the “September 6th Press Release”), as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, the Company has closed a non-brokered private placement and issued 6 class A multiple voting shares of the Company (“Class A Shares”) at a price of $6.00 per Class A Share for gross proceeds of $36.00 (the “Offering”). All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes

MI 61-101 Disclosure

Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of Quantum BioPharma is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of Quantum BioPharma is a director, purchased all the Class A Shares issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties to the Company were not settled until shortly prior to the closing, and the Company wished to close on an expedited basis for business reasons.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of the Early Warning Reports by Xorax, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and Fortius, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 (collectively, the “Acquirors”) in respect of the Offering of the Company, whose registered address is 55 University Ave., Suite 1003, Toronto, Ontario M5J 2H7.

On September 13, 2024, Xorax acquired 3 Class A Shares at a price of $6.00 per share for a total price of $18.00 and Fortius acquired 3 Class A Shares at a price of $6.00 per share for a total price of $18.00 pursuant to the Offering

Following the Offering, Xorax owns 6 Class A Shares and 6,786 class B subordinate voting shares (“Class B Shares”) representing 50% of the outstanding Class A Shares, 0.36% of the outstanding Class B Shares, and 32.15% of the voting rights attached to all of the Company’s outstanding voting securities.  Prior to the Offering, Xorax owned 3 Class A Share and 6,786 Class B Shares, which represented 50% of the outstanding Class A Shares, 0.36% of the outstanding Class B Shares, and 23.74% of the voting rights attached to all of the Company’s outstanding voting securities.

Following the Offering, Xorax, along with its joint actor, Mr. Saeed, owns 6 Class A Shares, 117,201 Class B Shares and 7,692 restricted share units which upon vesting settle into 7,692 Class B Shares, representing 50% of the outstanding Class A Shares, 6.29% of the outstanding Class B Shares, and 34.28% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis. Prior to the Offering, Xorax, along with its joint actor, Mr. Saeed, owned 3 Class A Shares and 117,201 Class B Shares, which represented 50% of the outstanding Class A Shares, 6.29% of the outstanding Class B Shares, and 26.88% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis.

Following the Offering, Fortius owns 6 Class A Shares and 1,632 Class B Shares, representing 50% of the outstanding Class A Shares, 0.09% of the outstanding Class B Shares, and 32.05% of the voting rights attached to all of the Company’s outstanding voting securities.  Prior to the Offering, Fortius owned 3 Class A Share and 1,632 Class B Shares, which represented 50% of the outstanding Class A Shares, 0.09% of the outstanding Class B Shares, and 23.60% of the voting rights attached to all of the Company’s outstanding voting securities.

Following the Offering, Fortius, along with its joint actors, owns 6 Class A Shares, 105,750 Class B Shares and 7,692 restricted share units which upon vesting settle into 7,692 Class B Shares, representing 50% of the outstanding Class A Shares, 5.67% of the outstanding Class B Shares, and 34.06% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis. Prior to the Offering, Fortius, along with its joint actors, owned 3 Class A Shares and 105,750 Class B Shares, which represented 50% of the outstanding Class A Shares, 5.67% of the outstanding Class B Shares, and 26.55% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis.

The Acquirors acquired the above-noted Class A Shares for investment purposes. In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company’s business or corporate structure, a change in the Company’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

Copies of the Early Warning Reports being filed by the Acquirors may be obtained on the Company’s SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax’s Early Warning Report, or by emailing anthony@firstrepubliccapital.com or calling 416-720-4360 Fortius' Early Warning.

About Quantum BioPharma

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition, led by industry veterans. Quantum BioPharma retains ownership of 25.71% (March 31, 2024) of Celly Nutrition Corp. at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately CAD$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical / medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.

Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884